Exhibit (a)(5)(E)

Keynote Announces Final Results of Issuer Tender Offer

SAN MATEO, California—May 22, 2003—Keynote Systems, Inc. (Nasdaq: KEYN) today announced the final results of its issuer tender offer for 7.5 million shares of its common stock at a purchase price of $9.50 per share, net to the seller in cash, without interest, which expired on May 16, 2003.

Based on a final count by American Stock Transfer & Trust Company, the depositary for the offer, approximately 4.3 million shares of common stock were properly tendered and not withdrawn. Pursuant to applicable securities laws, Keynote has purchased all of the tendered shares at a purchase price of $9.50 per share. The aggregate purchase price paid is approximately $40.5 million, and Keynote has funded the payments for shares from available cash. The purchased shares represent approximately 19% of the Company’s approximately 22.8 million shares outstanding as of April 30, 2003.

About Keynote

Keynote Systems (Nasdaq: KEYN), The Internet Performance Authority®, is the global leader in Internet performance management and testing services that improve the quality of e-business. Keynote’s services enable corporate enterprises to benchmark, diagnose, test and manage their e-business systems both inside and outside the firewall. Approximately 2,300 corporate IT departments and 16,000 individual subscribers rely on the company’s easy-to-use and cost-effective services to optimize revenues and reduce downtime costs without requiring additional complex and costly software implementations.

Keynote Systems, Inc. was founded in 1995 and is headquartered in San Mateo, Calif. The company can be reached at www.keynote.com or by phone in the U.S. at (650) 403-2400

© 2003 Keynote Systems, Inc. Keynote and The Internet Performance Authority are registered trademarks of Keynote Systems, Inc.